Exhibit 99.1

ReNew Energy Global Plc announces results of its fourth Annual General Meeting held on September 18, 2025

Gurugram, India; September 18, 2025: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) announces that it held its fourth Annual General Meeting on Thursday, September 18, 2025 at 2:00 p.m. BST at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. Each of the resolutions submitted to shareholders was approved with the requisite majority. All resolutions were passed as ordinary resolutions.

Specifically, the shareholders (i) approved the Annual Reports and Accounts of the Company for the financial year ended March 31, 2025; (ii) approved the directors’ remuneration report in respect of the financial year ended March 31, 2025; (iii) approved directors’ remuneration policy; (iv) to (ix) approved the re-appointment of non-executive independent directors: Manoj Singh, Sir Sumantra Chakrabarti, Vanitha Narayanan, Paula Gold-Williams, Philip New, Nicoletta Giadrossi; (x) reappointed KNAV Limited as auditor of the Company to hold office until the conclusion of the next annual general meeting; and (xi) authorised the Board and its Audit Committee severally to determine the auditor’s remuneration.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~18.2 GWs (+1.1 GWh BESS) on a gross basis as of August 13, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

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ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB W www.renew.com